Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated February 19, 2009
Relating to Prospectus Dated February 16, 2007
Registration Statement No. 333-140333
This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated February 16, 2007 (the “Prospectus”), included in the Registration Statement on Form S-3 (File No. 333-140333) relating to these securities. The Registration Statement and the Prospectus contained therein can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/884731/000095013507000417/b63901apsv3.htm. The following information supplements and updates the information contained in the Prospectus with respect to the offering of these securities.

Issuer:	ARIAD Pharmaceuticals, Inc. (NASDAQ: ARIA)

Securities Offered:	Units consisting of (i) one share of common stock and (ii) a warrant to purchase 0.75 of a share of common stock, exercisable during the period commencing six (6) months after the date of original issuance and ending three (3) years from the date of such issuance, at an exercise price of $2.15 per share of common stock. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

Maximum Number of Units Offered:	14,378,698 units

Price per Unit:	$1.69

Estimated Net Proceeds:	$22.8 million assuming we sell the maximum number of units offered and excluding the proceeds, if any, from the exercise of the warrants being offered in this offering.

Use of Proceeds:	We intend to use the net proceeds of this offering for our operations, including, but not limited to, research and development, clinical trials, product manufacturing, intellectual property protection and enforcement, and working capital, and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, capital expenditures and possible acquisitions. We have not designated the amount of net proceeds we will receive from this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

Dilution:	Investors participating in this offering will experience immediate dilution in pro forma net tangible book value of $2.06 per share, based on our pro forma net tangible book value as of September 30, 2008, after giving effect to the sale of 14,378,698 units in this offering at an offering price of $1.69 per unit (and assuming a value to the common stock offered in each unit of $1.69 per share) and after deducting placement agent’s fees and estimated offering expenses payable by us. The calculation of dilution per share to investors participating in this offering:
•	includes the issuance of 2,252,128 shares of common stock by us after September 30, 2008 in connection with the merger of our majority-owned subsidiary, ARIAD Gene Therapeutics, Inc., with and into us;

•	does not include 7,740,087 shares of our common stock issuable upon exercise of stock options outstanding under our stock plans as of September 30, 2008, at a weighted average exercise price of $5.10;

•	does not include 489,000 shares of our common stock issuable upon the vesting of restricted stock units outstanding under our stock plans as of September 30, 2008;

•	does not include 10,784,024 shares issuable upon the exercise of the warrants offered hereby; and

•	does not include 2,383,640 shares of our common stock available as of September 30, 2008 for future grant or issuance pursuant to our employee stock purchase and stock plans.

Lock-Up Provisions:	We, along with our executive officers and directors, have agreed to certain lock-up provisions with regard to future sales of our common stock and other securities convertible into or exercisable or exchangeable for common stock for a period of ninety (90) days after the offering as set forth in the placement agent agreement.
ARIAD Pharmaceuticals, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ARIAD has filed with the SEC for more complete information about ARIAD and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ARIAD or Lazard Capital Markets LLC will arrange to send you the prospectus if you request it by contacting ARIAD at (617) 494-0400, Attention Investor Relations, or Lazard at (212) 632-6717.